Mail Stop 3561

May 3, 2007

Via Fax & U.S. Mail

Mr. David J. Fallon
Chief Financial Officer
28213 Van Dyke Avenue
Warren, Michigan 48093

> **Re: Noble International, Ltd.**
> **Schedule 14A Proxy Statement**
> **Filed April 4, 2007**
> **File No. 001-13581**

Dear Mr. Fallon:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Schedule 14A Proxy Statement

Proxy Statement filed by Noble International on April 4, 2007

Selected Historical Financial Information of Noble, page 11

1. Please revise to include disclosure of cash dividends declared per common share. See Instruction 2 to Item 301 of Regulation S-K.

Selected Historical Financial Information of TBA, page 13

2. Please revise to disclose TBA's revenues as determined in accordance with US GAAP for each period presented. Refer to the guidance in Instruction 2 to Item 3.A. of Form 20-F.

Proposal 1: Approval of the Share Purchase Agreement
Ancillary Agreements, page 42

3. Please revise the notes to the Company's financial statements in future filings to disclose the significant terms of the various ancillary agreements that will be entered into by the Company, Arcelor and Mr. Skandalaris, the Company's chairman, in connection with the TBA merger transaction. As part of your revised disclosure, please disclose the Board representation rights that are provided to Arcelor and Mr. Skandalaris in connection with these agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TBA, page 49

4. We note your disclosure that TBA's audited combined financial statements have been prepared in accordance with IFRS as adopted by the European Union. Please tell us, and revise your MD&A to disclose, any differences between IFRS as adopted by the European Union and IFRS as published by the IASB. See SEC Release 33-8567.

- Results of Operations
– Year Ended December 31, 2006 vs. Year Ended December 31, 2005, page 50

5. We note your disclosure that the increase in revenue was due to higher volumes and increased coil prices, which were partially transferred to customers. Please revise to quantify factors such as price, mix, and volume changes. See Item 303 of Regulation SK.

<u>- Liquidity and Capital Resources, page 53</u>

6. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

<u>Quantitative and Qualitative Disclosures About Market Risk, page 55</u>

7. Your current disclosures regarding TBA's exposure to foreign currency and interest rate risk do not comply with the requirements outlined in Item 305 of Regulation S-K. Please revise to present these disclosures in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K. If you are unable to do so, please explain why.

<u>Pro Forma Unaudited Condensed Combined Financial Statements, page F-1</u>

<u>General</u>

8. We note that the historical TBA amounts included in your pro forma combined financial statements are presented in accordance with IFRS. Please note that pro forma financial statements prepared in connection with an acquired foreign business should be presented in accordance with US GAAP. Please revise your pro forma financial statements and disclosures accordingly.

<u>Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 2006, page F-5</u>

9. We note from your disclosure on page 17 that you will enter into a number of agreements with Arcelor to provide support services to Noble for up to three years after closing. In light of the fact that this agreement appears to be factually supportable, directly attributable to the transaction, and will have a continuing impact, we believe that the effect of the terms of the agreement should be included in the pro forma adjustments to the income statement. Please revise to include a pro forma adjustment for the estimated amount of these services that would have been paid to Arcelor during 2006 if the transaction had occurred on January 1, 2006.

Notes to the Pro Forma Unaudited Condensed Combined Financial Statements

Note 1. Basis of Presentation, page F-6

10. We note from the disclosure in Note 1 that the unaudited pro forma financial statements do not give effect to a contract manufacturing agreement between Noble and Arcelor related to the laser-welded blank and other production at two TBA facilities in Liege, Belgium and Eisenhuttenstadt, Germany. As the disclosures on page 46 indicate that this agreement is being entered into in connection with the TBA transaction, it appears it will have a continuing impact, and the agreement is factually supportable, please revise the pro forma financial information to give the effect of this agreement as required by Rule 11-02(b)(6) of Regulation S-X.

Note 3. Pro Forma Transaction

11. We note from the disclosure in Note 3 to the pro forma financial information that the $18 per share valuation assigned to the 9.375 shares of Nobel common stock to be issued in the acquisition transaction is based upon an agreed upon valuation in the related Stock Purchase Agreement. Please tell us and explain in the notes to the pro forma financial information how this valuation of the common shares to be issued complies with the guidance in paragraph 22 of SFAS No.141 which requires that "the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced be considered in determining the fair value of the securities issued". Also, see related guidance in EITF 99-12. We may have further comment upon receipt of your response.

12. Please tell us and explain in Note 3 to the pro forma financial information the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

13. We note from the disclosure on page 19 that the Company will obtain a royalty-free perpetual exclusive license to certain patents and intellectual property used in the business in connection with the acquisition of TBA. We also note that the exclusivity of the license will be lost and the license will continue on a non-exclusive basis upon the later of the fifth anniversary of closing and the date that Arcelor and its affiliates own fewer than 4,687,500 shares of Noble common stock. Please explain why none of the purchase price allocation reflected in Note 3 has been allocated to this licensing arrangement. If you do not believe this arrangement has any material value, explain in detail your basis for this conclusion.

14. We note from the disclosure on page 47 that the Company will enter into a five-year steel supply and services agreement with Arcelor Auto, a subsidiary of Arcelor. We also note that under the terms of this agreement, all research and development plans will be jointly agreed to by Noble and Arcelor Auto and Arcelor will pay the first Euro 2.0 million of research and development cost each year with Nobel paying any cost in excess of this amount. As it appears that this agreement is factually supportable, directly attributable to the merger transaction, and will have a continuing impact on operations, please revise the pro forma financial information to give effect to this agreement.

15. We note that you have allocated $149,731 of the purchase price to property, plant and equipment. Please revise your disclosures to include the useful lives of significant assets acquired.

Note 4. Pro Forma Adjustments for Unaudited Pro Forma Combined Balance Sheet

Footnote (e)

16. We note from your disclosure that the identification and valuation of identifiable intangible assets has not been performed and accordingly, you assume that one-half of the difference between purchase price and the fair value of net assets acquired is allocated goodwill and one-half is allocated to intangible assets. Please tell us your basis, including all assumptions, for allocating one-half the difference between purchase price and fair value of the net assets acquired to goodwill and one-half intangible assets. We do not believe that it is appropriate to allocate amounts in a random manner without reasonable assumptions. Also, in light of your disclosure in Note 5 to the pro forma financial statements that the intangible assets will be amortized on a straight-line basis over a 15-year period, and your disclosure in the notes to your audited financial statements that the current intangible assets of TBA are amortized over five years, please tell us how you determined that a 15 year period would be an appropriate useful life, considering that you have not yet identified the specific intangible assets.

Footnote (f)

17. We note your adjustment for the estimated debt issuance costs to be paid at closing. Please revise your disclosure to indicate how this amount was determined or calculated, and include the nature and terms of the related debt.

Mr. David J. Fallon
Noble International, Ltd.
May 3, 2007
Page 6

Footnotes (j) and (k)

18. We note that you have adjusted long-term debt for the amount required to finance the $102.6 million cash portion of the purchase price and for the $15 million note payable. Please revise your disclosures to include the future maturities of pro forma long term debt. See SEC Staff Speech by Leslie A. Overton at the 24th AICPA Conference in December 1996.

Note 5. Pro Forma Adjustments for Unaudited Pro Forma Combined Statement of Income

19. We note that your footnote references to the pro forma adjustments for Pullman and TBA as presented on the face of the unaudited pro forma combined statement of income, do not match the footnote references in Note 5. Please revise these footnote references so that the notes correspond to the pro forma statement of income.

Footnote (f)

20. We note that you have an adjustment to reduce depreciation expense due to a reduction of the book value of the Pullman property, plant and equipment to fair value pursuant to purchase accounting. Please revise your disclosures to include details of the purchase price allocation for the acquisition of Pullman. Your disclosure should include identification of the net tangible assets and liabilities acquired, identifiable intangible assets, fair value adjustments to assets and liabilities, including intangibles, and the costs and fees of the acquisition. Also, disclose the expected useful lives or amortization periods of significant tangible and intangible assets acquired.

Footnote (l)

21. We note your adjustment of $6.0 million for additional interest expense on debt incurred pursuant to the acquisition. Please revise your disclosures to include the nature and terms of the debt expected to be incurred and the interest rate used in determining the interest expense adjustment. Please note that the interest rate used in the calculation should be either the current interest rate or the interest rate for which you have a commitment.

<u>Audited Combined Financial Statements of Tailored Blank Arcelor business ("TBA")</u>

<u>Combined Income Statements, page F-16</u>

22. Please tell us the nature and amounts of the items comprising the "other external expenses" and "other operating income" line items included on the face of the combined income statements.

<u>Notes to the Combined Financial Statements</u>

<u>Note 1. General Information, page F-19</u>

23. It appears from your disclosures that you consolidated LWB for the year ended December 31, 2005 even though you owned only a 50% interest. Citing relevant authoritative literature, please tell us, and revise your notes to the financial statements to disclose why you believe it was appropriate to consolidate the LWB entity under IFRS.

24. We note the disclosure indicating that TB Gent's results of operations do not include interest expense, as amounts contributed to TB Gent as funding from ASB are considered contributed capital. Given that no charge for interest has been included in TB Gent's results of operations for any of the periods presented on funding received from ASB, please revise the notes to the financial statements to include an analysis of the inter-company balances between TB Gent and ASB for each period presented. This analysis should be presented as a reconciliation of the beginning and ending balances of the inter-company balances and should separately list the amount of each activity or transaction type that impacted the inter-company account. Disclosure should also be provided of the average balance due to or from the parent company for each period presented. Refer to the guidance outlined in SAB Topic 1:B, Question 4.

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>III. Business Combinations, page F-22</u>

25. We note your disclosure that you have elected to apply the "economic entity method" to the acquisition of minority interests, whereby the excess of the consideration paid over the share in the investee's net assets as of the date of the transaction is recorded in retained earnings. Please tell us what IFRS accounting guidance you have relied on for your basis of accounting for the acquisition of minority interest.

Mr. David J. Fallon
Noble International, Ltd.
May 3, 2007
Page 8

VII. Impairment of Assets
Reversal of an Impairment loss, page F-24

26. We note the disclosure indicating that under IFRS, an impairment loss recognized in prior years may be reversed if and only if there has been a change in estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Note that this treatment is not in accordance with US GAAP for all long-lived assets other than those held for sale. Note that under SFAS No.142 and SFAS No.144, once an impairment loss is recognized, the adjusted carrying value becomes the assets new basis and any impairment losses previously recognized cannot be reversed. Please confirm that this difference in accounting treatment between IFRS and US GAAP has not resulted in any reconciling items between net income and stockholders' equity determined in accordance with IFRS to that determined in accordance with US GAAP. In this regard, we note that no discussion of this matter has been provided in Note 20 to your financial statements.

Note 13. Provisions and Other Non-Current Liabilities, page F-34

27. We note your disclosure that during 2003 to 2005 a provision of €3,192,000 was accrued for Arcelor Tailored Blank Bremen GmbH and this amount was reversed in 2006. Please provide us more detail as to the nature of the contractual obligation that initially resulted in the provision recorded. Also, please tell us why you believe that the reversal of the provision meets the requirements of paragraph 39 of IAS 39 for the derecognition of a financial liability. Include in your response any legal release by law or creditor. See paragraph AG57 of IAS 39. Additionally, please tell us the nature of the additional €866 that was reversed during the year ended December 31, 2006.

Additionally, please explain how the original provision and the related reversal were accounted for, for US GAAP purposes. Your response should also explain why you believe the treatment used was appropriate and in accordance with SFAS No. 5 or other relevant US GAAP accounting literature.

Note 14. Other Operating Expenses, page F-35

28. We note your disclosure that other operating expenses mainly includes amounts accrued in provisions and taxes incurred on properties, other assets and activities. In light of the significance of other operating expenses to total operating profit, please provide us the details of the nature and amount of each expense included in "other operating expenses" for the each of the periods for which an income statement is provided.

Note 20. Reconciliation to US GAAP, page F-38

29. In view of the material differences and items that impact stockholders' equity, a reconciliation of a statement in changes in shareholders' equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a U.S. GAAP basis. Please supplementally prepare and furnish us a U.S. GAAP statement in changes in stockholders' equity.

Noble International Ltd. Form 10-K for the Year Ended December 31, 2006

Selected Financial Data, page 19

30. We note your disclosure that EBITDA adjusted for other non-cash items is useful to both management and investors in their analysis of your ability to service and repay your debt. As the current disclosures appear to indicate that this measure is used primarily by management as a measure of liquidity rather than operating performance (i.e., your ability to service and repay debt), please revise future filings to reconcile this measure to your cash flow from operations, since it would be the most comparable measure under generally accepted accounting principles, rather than earnings from continuing operations before income taxes, which is a measure of operating performance. See Question 12 of the Staff's *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, June 13, 2003.

MD&A
– Results of Operations
– Fiscal 2006 vs. Fiscal 2005, page 22

31. We note your disclosure that other income in 2005 includes the recovery of previously written off assets of $.7 million. Please tell us the nature of the assets that were previously written-off and tell us why you believe it is appropriate to record an amount for the recovery of the assets.

– Fiscal 2005 vs. Fiscal 2004, page 23

32. We note your disclosure that the increase in revenue was primarily the result of new programs launched and increased volumes on several of the automotive platforms on which you have sales, and an increase in steel content as a percentage of overall sales. Please revise your disclosure in future filings to quantify each factor that affected revenue and include quantification of factors such as price, mix, and volume changes.

- Liquidity and Capital Resources, page 25

33. In future filings, please revise your disclosures to include an estimate of the expected capital expenditures for fiscal 2007.

34. In future filings, please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation   S-K.

 - Critical Accounting Policies, page 30

35. Please revise your disclosures in future filings to discuss how you determine fair value of goodwill and other long-lived assets in order to assess impairment. As part of your revised disclosure, include a discussion of all significant assumptions made by management in determining fair value.

36. In light of the significant amount of accounts receivable recorded on your balance sheet at December 31, 2006 and 2005, please consider revising future filings to include a discussion of accounts receivable and specifically, your accounting policies and methodology for estimating the allowance for doubtful accounts. Your revised disclosure should also include
    - Types of assumptions underlying the most significant and subjective estimates;
    - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    - Circumstances that have resulted in revised assumptions in the past.
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Consolidated Financial Statements

Consolidated Statements of Operations, page 36

37. We note from your discussion in MD&A and elsewhere in the filing that the impairment charges in 2005 include $1.1 million impairment of real estate held for sale and $1.0 million impairment of the Logistics Notes. Please explain to us why you believe it is appropriate to present these impairment charges as non-operating expenses. See paragraph 45 of SFAS No. 144.

Notes to the Consolidated Financial Statements

Note A. Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

– Basis of Presentation, page 41

38. We note that you have a 50% interest in WISCO Noble (Wuhan) Laser Welding Technology Co. Ltd. Please tell us, and revise future filings to disclose, how you account for your investment in this entity. If you do not account for it using the equity method of accounting, please provide us the basis for your accounting treatment.

– Revenue Recognition, page 42

39. We note your presentation of "net sales" on the face of the statement of operations. Please tell us, and disclose in your notes to the financial statements in future filings, the nature of any amounts that are recorded as a reduction to revenue and are included in this net amount (i.e., discounts, return estimate, etc.). As part of your response and your revised disclosure, you should also explain how you recognize discounts or other allowances in your financial statements. Also, if any amounts are material, they should be separately disclosed in the notes to the financial statements.

- Earnings (Loss) Per Share, page 45

40. Please revise future filings to disclose the number of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No.128.

Note C. Goodwill and Other Intangible Assets, page 49

41. We note your disclosure that intangible assets related to the fair value of technology and customer contracts were recognized in connection with the Pullman acquisition. Please tell us the amount of the fair values allocated to each intangible asset (i.e., technology, and customer contracts). Also, tell us how you determined the fair value for each of these intangibles and tell us how you determined that 15 years was an appropriate useful life for each of the assets. As part of your response, please explain the various factors that were considered in determining that a 15 year useful life is appropriate and explain why you believe

you will continue to derive benefits from these intangibles for a period of 15 years. We may have further comment upon review of your response.

42. Please revise future filings to include disclosure of the estimated aggregate amortization expense for each of the five succeeding years. See paragraph 45 of SFAS No. 142.

Note F. Other Assets, page 50

43. In light of your disclosure in Note J that the SET investment was historically accounted for on the cost basis but was restructured in 2006 and is now accounted for on the equity method, please tell us, and disclose in future filings, the percentage of interest in SET you own as of December 31, 2005 and 2006. Also, citing relevant authoritative literature, please tell us why you believe it is appropriate to account for your investment using the equity method of accounting for the year ended December 31, 2006.

    In addition, please tell us and explain in future filings why you made an additional investment in SET of $2.4 million during 2006 when you had previously recognized an impairment charge of $7.9 million of your common and preferred investments in SET during the fourth quarter of 2005. We may have further comment upon receipt of your response.

Note G. Accrued Liabilities

44. We note from the disclosure in Note G that you have recognized a liability of $14 million at December 31, 2006 for contingent consideration associated with the Pullman acquisition that will become payable upon the Company's receipt of amounts owed by certain customers. We also note the disclosure indicating that it is "anticipated" that this amount will be paid in the first two quarters of 2007. Please explain why you believe it was appropriate to recognize this amount as part of the purchase price and as a liability prior to resolution of the related contingency. Refer to the guidance in paragraphs 25 through 27 of SFAS No.141.

Note K. Related Parties, page 59

45. We note from your disclosures on page 75 of the Proxy Statement that you have a few related party transactions which have not been disclosed in the financial statements in your Form 10-K. Please revise your notes to the financial statements in future filings to disclose the existence of all related party transactions. See paragraph 2 of SFAS No. 57.

Note M. Acquisitions and Dispositions, page 61

46. We note that your purchase price allocation for the Pullman acquisition resulted in a significant amount of goodwill. Please tell us, and disclose in future filings, a description of the factors that contributed to a purchase price that results in recognition of goodwill and the amount of goodwill that is expected to be deductible for tax purposes. See paragraphs 51-52 of SFAS No. 141. Also, we note from your disclosures in Note C that the intangibles acquired in the Pullman acquisition related to technology and customer contracts. Please revise future filings to include the amount assigned to each intangible asset class. See paragraph 52 of SFAS No. 141. In addition, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 44 and 45 of SFAS No. 142, as applicable.

Note O. Share-Based Payments and Employee Benefit Plans, page 64

47. In future filings, please ensure you have included all the disclosures required by paragraph A240 of SFAS No. 123(R).

48. We note the disclosure in the last paragraph on page 65 indicating that the per share weighted average fair value of shares issued during 2006 was estimated to be $12.42 incorporating any trading restrictions into the estimation of fair value. Please explain in further detail the nature and terms of the trading restrictions that exist with respect to the shares issued during 2006 and explain in further detail how you incorporated these trading restrictions into your estimation of fair value.

Schedule II – Valuation and Qualifying Accounts, page 72

49. We note that during 2006 you recorded a $3 million reserve for losses on tooling contracts. Please tell us, and disclose in MD&A in future filings, the nature of this reserve and why you believe it was necessary to record this reserve during 2006. Also, the ending balance in the valuation allowance for deferred tax assets at December 31, 2006 as disclosed in Schedule II of $426,000 does not agree with the amount disclosed in Note J to your financial statements. Please reconcile and revise these disclosures.

Form 8-K Dated December 22, 2006

Independent Auditor's Reports for Pullman Industries, Inc., Subsidiaries and Affiliated Entity, page 1

50. We note the references contained in the independent auditor's reports with respect to the audits of the financial statements of Linde + Pullman AG and subsidiaries, whose financial statements were audited by other auditors. Given the reference to the other auditors contained in the audit reports of Plante & Moran, PLLC, please revise to include the reports of the other auditors for all periods presented. Refer to the requirements outlined in Rule 2-05 of Regulation S-X.

Unaudited Pro Forma Combined Financial Statements of Pullman

51. We note your disclosure that you purchased 100% of Pullman Mexico, 50% through Pullman and 50% through the former owners of Pullman. As Pullman Mexico's pre-tax losses represent mor than 20% of Noble's pre-tax earnings for its most recent fiscal year end based on the pro forma statement of income for 2005, please revise to include separate audited financial statements of Pullman Mexico for its most recent fiscal year in an amendment to your Form 8-K.

Pro Forma Combined Statement of Income for the Year Ended December 31, 2005
– Adjustment (g)
Statement of Income for the Nine Months Ended September 30, 2006
- Adjustment (f)

52. We note that your adjustment imputes a 35% tax rate for Pullman US and a 30% tax rate for Pullman Mexico. Please explain to us why there is a debit and a credit adjustment and tell us how each amount was determined. Also, in light of the fact that effective January 1, 2006 Pullman elected to be taxed as an S Corporation, please tell us how you have accounted for the historical adjustments made to be consistent with an S Corporation in the pro forma statements in which the consolidated amount would be taxed as a C Corporation.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief